

August 15, 2011

Via Email
Daniel W. Amidon, Esq.
PDC 2003-A Limited Partnership
PDC 2003-B Limited Partnership
PDC 2003-C Limited Partnership
PDC 2003-D Limited Partnership
PDC 2002-D Limited Partnership
1775 Sherman Street, Suite 3000
Denver, CO 80203

> Re: **PDC 2003-A Limited Partnership**
> **PDC 2003-B Limited Partnership**
> **PDC 2003-C Limited Partnership**
> **PDC 2003-D Limited Partnership**
> **PDC 2002-D Limited Partnership**
>
> **Amendment No. 1 to Schedules 13E-3 filed by PDC 2003
> A,B,C,D and PDC 2002-D Limited Partnerships, Petroleum
> Development Corporation and DP 2004 Merger Sub, LLC
> Filed August 3, 2011
> File Nos. 5-86296, 5-68297, 5-86298, 5-86299, 5-86300**
>
> **Amendment No. 1 to Preliminary Proxy Statements on
> Schedule 14A
> File Nos. 0-50615, 0-50616, 0-50617, 0-50618 and 0-50226
> Filed August 3, 2011**

Dear Mr. Amidon:

We have reviewed the above filings and have the following comments.

Schedule 13E-3/A

General

Mr. Daniel Amidon
PDC 2003-A Limited Partnership
PDC 2003-B Limited Partnership
PDC 2003-C Limited Partnership
PDC 2003-D Limited Partnership
PDC 2002-D Limited Partnership
August 15, 2011
page 2

1. Unless otherwise indicated, please note that each comment applies to each of PDC-2003-A, PDC 2003-B, PDC 2003-C, PDC 2003-D and PDC 2002-D Limited Partnerships.

Amendment No. 1 to Preliminary Proxy Statements

General

2. We note the filing of the Form 10-Q for the quarterly period ended June 30, 2011. Please update the financial statements and related disclosure included in the proxy statement. Refer to Item 13 of Schedule 13e-3 and Item 1010 (c) of Regulation M-A.

3. We refer to your response and the revised disclosure included in response to prior comments 3 and 4. Please provide us with an opinion of counsel that addresses the legality, under relevant state corporate and/or partnership law and/or the constitutive documents of PDC, of the delegation of authority to the Special Transaction Committee by the Board of directors of PDC.

Closing Comments

        As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Daniel Amidon
PDC 2003-A Limited Partnership
PDC 2003-B Limited Partnership
PDC 2003-C Limited Partnership
PDC 2003-D Limited Partnership
PDC 2002-D Limited Partnership
August 15, 2011
page 3

You may contact the undersigned at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions